Exhibit 99.2

NICE Introduces First Truly Omni-channel Recording Platform with
Engage 6.5

The latest release of NICE’s leading recording platform helps organizations gain deeper business insights across all channels, including chat and Skype for Business, for improved customer experience and compliance

Paramus, New Jersey, July 7, 2016 – NICE (NASDAQ: NICE) today announced a set of enhancements to NICE Engage, making it the first truly omni-channel interaction recording platform in the market. With the latest release, global contact centers can benefit from improved regulatory compliance, enhanced and comprehensive business insights, and a seamless customer experience.

The NICE Engage upgrade addresses the needs of the omni-channel contact center – from the customer to the compliance officer – providing a better understanding of interaction context across multiple channels. By adapting quality management and analytics tools to digital interactions, such as chat, video, email, and social media, NICE Engage provides organizations the ability to simultaneously improve the customer experience and expand compliance practices.

“Organizations are continually adding both self-service and assisted service channels in order to meet customers’ expectations and improve their experience,” said Miki Migdal, President, NICE Enterprise Product Group. “NICE Engage has enjoyed tremendous success since its launch, and the current enhancements enable organizations to manage today’s omni-channel experience in the most comprehensive manner possible, ensuring the delivery of efficient and effective customer service in a manner which delights consumers.”

In addition to providing a single, highly scalable platform for all channels, NICE Engage 6.5 further reduces total cost of ownership and improves efficiency with the following new capabilities:

•	Additional channels, including Skype for Business and chat interactions, and video recording enhancements
•	Improved quality management workflow, with easier supervisor access to employee evaluations
•	Interface redesign and improved usability
•	Multi-language and organization-specific jargon support
•	Do-it-yourself approach which enables maximum flexibility and customizations

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.